SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Brookfield Homes Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share	112723 10 1

(Title of class of securities)	(CUSIP number)
Alan V. Dean
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, address and telephone number of person authorized
to receive notices and communications)
November 1, 2007
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
(Continued on following pages)
(Page 1 of 15 Pages)

CUSIP No.	112723 10 1	Page	2	of	14

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		15,021,266

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,021,266

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,021,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	112723 10 1	Page	3	of	14

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,021,266

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,021,266

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,021,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 4 of 14 pages
Item 1. Security and Issuer.
     The title and class of equity security to which this statement on Schedule 13D relates is the shares of common stock, par value $0.01 per share (the “Common Shares”), of Brookfield Homes Corporation (“Brookfield Homes”), a Delaware corporation. The principal executive offices of Brookfield Homes are located at 8500 Executive Park Avenue, Suite 300, Fairfax, Virginia 22031.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):
(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario; and

(ii)	Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario that owns all of Brookfield’s Class B Limited Voting Shares and approximately 10% of Brookfield’s Class A Limited Voting Shares directly or indirectly on a fully diluted basis.
     Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brookfield and Partners, respectively.
(b)	The principal business address of Brookfield and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)	The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners is that of an investment holding company.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brookfield and Partners, respectively.

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 5 of 14 pages
Item 3. Source and Amount of Funds or Other Consideration.
     Brookfield, either directly or through one or more wholly-owned subsidiaries, has purchased 281, 800 Common Shares of Brookfield Homes, representing 1.1% of the issued and outstanding Common Shares during the period from August 27, 2007 to November 1, 2007 for an average daily trading price of $17.05 before commissions, as set out in the following table. This Schedule 13D is required to be filed as a result of such transactions. All the funds required for such purchases were taken from cash-on-hand.

Date of	Amount of	Price per	Where and
Transaction	Securities	Share	How Effected
August 27, 2007	30,000	$19.27	New York Stock Exchange (purchase)
August 28, 2007	55,000	$18.88	New York Stock Exchange (purchase)
August 29, 2007	20,000	$19.30	New York Stock Exchange (purchase)
August 30, 2007	24,100	$19.09	New York Stock Exchange (purchase)
August 31, 2007	11,800	$19.62	New York Stock Exchange (purchase)
September 4, 2007	3,600	$19.75	New York Stock Exchange (purchase)
October 30, 2007	47,700	$14.99	New York Stock Exchange (purchase)
October 31, 2007	50,000	$15.12	New York Stock Exchange (purchase)
November 1, 2007	39,600	$14.34	New York Stock Exchange (purchase)
Total purchases in period	281,800	$17.05

     See also Item 4.
Item 4. Purpose of Transaction.
     Brookfield from time to time purchases the publicly traded shares of its subsidiaries when these are available on the market at an attractive price relative to their value. For this reason, Brookfield has been acquiring Common Shares of Brookfield Homes on a regular basis since August 6, 2007 and may continue to do so while current market conditions continue. Brookfield may also cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of Brookfield Homes should it deem such actions appropriate.

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 6 of 14 pages
     On August 31, 2007, Brookfield filed a Schedule 13D report regarding its acquisition of 598,573 Common Shares of Brookfield Homes, representing 2.2% of the issued and outstanding Common Shares, during the period from August 6, 2007 to August 24, 2007.
     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of Brookfield Homes, or the disposition of securities of Brookfield Homes;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brookfield Homes or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Brookfield Homes or any of its subsidiaries;

(d)	any change in the present board of directors or management of Brookfield Homes, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Brookfield Homes

(f)	any other material change in Brookfield Homes’ business or corporate structure;

(g)	changes in Brookfield Homes’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Brookfield Homes by any person;

(h)	causing a class of securities of Brookfield Homes to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Brookfield Homes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 15,021,266 Common Shares. Such Common Shares constitute approximately 56.4% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of November 1, 2007. Brookfield may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares. Brookfield may hold the Common

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 7 of 14 pages
Shares directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with Brookfield) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Partners is the major shareholder of Brookfield.
     The information set forth in Item 4 hereto is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 Joint Filing Agreement, dated as of November 8, 2007, between Brookfield Asset Management Inc. and Partners Limited.
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: November 8, 2007

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

PARTNERS LIMITED
By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 8 of 14 pages

SCHEDULE I
BROOKFIELD ASSET MANAGEMENT INC.

Jack L. Cockwell
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Marcel R. Coutu
Citizenship:	Canada
Business Address:	2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Canadian Oil Sands Limited
Employer’s Business:	An oil company
Employer’s Address:	Same as Business Address

William A. Dimma
Citizenship:	Canadian
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman and director
Employer:	Home Capital Group Inc.
Employer’s Business:	Real estate
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #300, Toronto, Ontario M5C 1Y2
Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, 11 Wellington Street, Ottawa, Ontario K1A 0A4

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 9 of 14 pages

J. Bruce Flatt
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Executive Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	335 Eighth Ave. S.W., Royal Bank Building, Suite 1700, Calgary, Alberta T2P 1C9
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Robert J. Harding
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 10 of 14 pages

Lance Liebman
Citizenship:	United States of America
Business Address:	435 West 116th Street, New York, New York 10027-7297
Present Principal Occupation or Employment:	Professor of law
Employer:	Columbia Law School
Employer’s Business:	Education
Employer’s Address:	Same as Business Address

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	425 Russell Hill Road, Toronto, Ontario M5P 2S4
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
Present Principal Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	105 St. George St., #529, Toronto, Ontario M5E 3E6
Present Principal Occupation or Employment:	Professor
Employer:	Joseph L. Rotman School of Management
Employer’s Business:	Business Economics
Employer’s Address:	Same as Business Address

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 11 of 14 pages

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

Frank J. McKenna
Citizenship:	Canada
Business Address:	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower, Toronto, Ontario M5K 1A2
Present Principal Occupation or Employment:	Deputy Chair
Employer:	TD Bank Financial Group
Employer’s Business:	Financial services company
Employer’s Address:	Same as Business Address

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 12 of 14 pages

George E. Myhal
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

James A. Pattison
Citizenship:	Canada
Business Address: Present Principal	1800 — 1067 West Cordova St., Vancouver, B.C. V6C 1C7
Occupation or Employment:	Chairman
Employer:	The Jim Pattison Group
Employer’s Business:	A diversified consumer products company
Employer’s Address:	Same as Business Address

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address

CUSIP No. 112723 10 1	SCHEDULE 13D	Page 13 of 14 pages
SCHEDULE II
PARTNERS LIMITED

Gordon E. Arnell
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Properties Corporation
Employer’s Business:	A real estate company
Employer’s Address:	Same as Business Address

Jack L. Cockwell — see Schedule I

Robert J. Harding — see Schedule I

David W. Kerr — see Schedule I

Edward C. Kress
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Power Corp.
Employer’s Business:	A power generation company
Employer’s Address:	Same as Business Address

Timothy E. Price
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address